[MassMutual letterhead appears here]

FILED ELECTRONICALLY and SENT VIA OVERNIGHT MAIL

June 17, 2015

Mr. Keith A. Gregory

Senior Counsel

Disclosure Review Office

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Variable Annuity Separate Account 4

MassMutual Capital Vantage Variable Annuity

Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 File No. 333-203063

Dear Mr. Gregory:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), the Registrant, Massachusetts Mutual Variable Annuity Separate Account 4, a separate account of Massachusetts Mutual Life Insurance Company, and the Principal Underwriter, MML Strategic Distributors, LLC, hereby respectfully request acceleration of the effective date of the above referenced registration statement filing to July 15, 2015. The Registrant and the Principal Underwriter are aware of their obligations under the Act.

Sincerely,

MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4		MML STRATEGIC DISTRIBUTORS, LLC

By:	/s/ John E. Deitelbaum	By:	/s/ John Vaccaro
Name:	John E. Deitelbaum	Name	John Vaccaro

Title:	Senior Vice President & Deputy General Counsel Massachusetts Mutual Life Insurance Company	Title:	Chief Executive Officer

MassMutual Financial Group is a marketing name for Massachusetts Mutual Life Insurance Company (MassMutual) and its affiliated companies and sales representatives.

Springfield, MA  0111-0001 •            (413) 788-8411

[MassMutual letterhead appears here]

FILED ELECTRONICALLY and SENT VIA OVERNIGHT MAIL

June 17, 2015

Mr. Keith A. Gregory

Senior Counsel

Disclosure Review Office

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Variable Annuity Separate Account 4

MassMutual Capital Vantage Variable Annuity

Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 File No. 333-203063

Dear Mr. Gregory:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), the Registrant, Massachusetts Mutual Variable Annuity Separate Account 4, a separate account of Massachusetts Mutual Life Insurance Company, and the Principal Underwriter, MML Investors Services, LLC, hereby respectfully request acceleration of the effective date of the above referenced registration statement filing to July 15, 2015. The Registrant and the Principal Underwriter are aware of their obligations under the Act.

Sincerely,

MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4		MML INVESTORS SERVICES, LLC

By:	/s/ John E. Deitelbaum	By:	/s/ John Vaccaro
Name:	John E. Deitelbaum	Name	John Vaccaro

Title:	Senior Vice President & Deputy General Counsel Massachusetts Mutual Life Insurance Company	Title:	President

MassMutual Financial Group is a marketing name for Massachusetts Mutual Life Insurance Company (MassMutual) and its affiliated companies and sales representatives.

Springfield, MA  0111-0001 •            (413) 788-8411